FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English

)

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F

     X

                                     FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES

NO

   X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: November 12, 2003

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUITE 1904 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N7

604 683-0484 Fax: 604 683-7497

November 12, 2003

Securities & Exchange Commission

                                                  VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

ANGLO SWISS RESOURCES INC. #1904 - 837 West Hastings Street Vancouver, B.C. V6C 3N7	October 28, 2003 TSX Venture: ASW OTC Bulletin Board: ASWRF

KENVILLE GOLD MINE – OPTION JOINT VENTURE –BRITISH COLUMBIA

    Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB - ASWRF) and its option joint venture partner, plan to activate the historic Kenville Mine property near Nelson, British Columbia.

    Although the Kenville Mine had not been in production for years, figures released in 1990 ranked it as the 26th largest producer in British Columbia history. British Columbia Government records indicate that between 1890 and 1954, the Kenville Mine produced 2,024,306 grams of gold (2 metric tonnes) from 181,120 tonnes of ore.  A bulk sample of 180 short tons was shipped in 1991 by rail to Asarco Incorporated in East Helena, Montana.  The bulk sample graded 0.46 oz/ton of gold.

    The Optionees may earn a 70% interest to the mineral rights on the property (Anglo Swiss Resources maintains 100% ownership of the surface rights, facilities, buildings, equipment etc.), by paying Anglo Swiss Resources a total of $100,000 and expending $700,000 over a three year exploration period, ending August 29, 2006.  The Optionee, may at any time during the three year period, elect to form a Joint Venture to put the property back into production.

    This agreement provides many opportunities to advance the Kenville Mine property through exploration of both existing underground workings and new surface discoveries made on previously unexplored areas of the Property. Management believes the timing is right and the old saying “the best place to find a gold mine is near a gold mine” certainly describes this opportunity for Anglo Swiss Resources Inc. and its shareholders.

    Anglo Swiss Resources Inc. also owns the 6,200 hectare Blu Starr Gemstone property located in the Slocan Valley, British Columbia.  The Blu Starr hosts numerous occurrences of sapphire, iolite, gemstone quality garnet, as well as a flake graphite deposit; other minerals include aquamarine (beryl), tourmaline, titanite, moonstone and several varieties of quartz crystals. Further information on both properties can be found at the corporate website: www.anglo-swiss.com.

On behalf of the Board,

"Len Danard" President & CEO For further information please contact: Anglo Swiss Resources Inc. or Investor Relations at Daimler Partners Mr. Peter Holt Internet www.anglo-swiss.com	Telephone: (604) 683-0484 Fax: (604) 683-7497 Telephone (604) 605-8522

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